Filed by: Tanger Factory Outlet Centers, Inc.
Tanger Properties Limited Partnership
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Tanger Properties Limited Partnership
Commission File Nos.: 333-158503, 333-158503-01

The following is the text of the website that is being maintained at http://www2.tangeroutlet.com/exnotes.htm in connection with the exchange offer of common shares of Tanger Factory Outlet Centers, Inc. for the 3.75% exchangeable senior notes due 2026 of Tanger Properties Limited Partnership.

The Daily VWAP (as defined below) for the pending exchange offer, or the Exchange Offer, of common shares, or the Company Common Shares, of Tanger Factory Outlet Centers, Inc., or the Company, for the 3.75% exchangeable senior notes due 2026 of Tanger Properties Limited Partnership, or the Operating Partnership, and the closing price of Company Common Shares on the New York Stock Exchange are set forth below next to its corresponding date. In addition, a representative calculation of the Collared Average VWAP (as defined below) and the total number of Company Common Shares to be delivered per $1,000 principal amount of notes in the exchange offer (each calculated as though the Averaging Period (as defined below) began on April 24, 2009 and ended on the most recently completed business day included in the below table) is set forth below:

SKT Daily Stock Price Statistics
Day	Date	VWAP	Closing Price
1	24-Apr-09	$34.5680	$35.0300
2	27-Apr-09	$34.1473	$34.1400
3	28-Apr-09	$33.8944	$33.6500
4	29-Apr-09	$34.3535	$34.3800
5	30-Apr-09	$33.8266	$33.3200
6	1-May-09	$31.6329	$31.2200
7	4-May-09	$32.4300	$33.3700
8	5-May-09

	Average	$33.5504	$33.5871
	Median	$33.8944	$33.6500

	Minimum VWAP	$24.0000
	Maximum VWAP	$40.0000

	Fixed dollars	$215.0000
	Fixed shares	27.7434

Collared Average VWAP
Total number of shares to be		$33.5504
delivered per $1,000 principal amount of notes		34.1517

The “Daily VWAP” for any trading day means the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “SKT.N <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one Company Common Share on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The Daily VWAP will be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

The “Averaging Period” means the eight trading days beginning on Friday, April 24, 2009 and ending on Tuesday, May 5, 2009.

The “Collared Average VWAP” means the arithmetic average of the Daily VWAPs on each day of the Averaging Period; provided, however, that (1) if such arithmetic average is less than $24.00, or the Minimum VWAP, then the Collared Average VWAP will be deemed to be the Minimum VWAP, and (2) if such arithmetic average is greater than $40.00, or the Maximum VWAP, then the Collared Average VWAP will be deemed to be the Maximum VWAP.

This posting will be updated daily after 5:00 p.m., New York City time, on each trading day during the Averaging Period.

Non-Solicitation

This website and the materials on this website shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Important Information/Post-Commencement Written Communications

In connection with the Exchange Offer, the Company and the Operating Partnership have filed a registration statement on Form S-4 with the Securities and Exchange Commission, or the SEC, (Reg. Nos. 333-158503 and 333-158503-01) that includes an exchange offer prospectus, as amended, the Prospectus and the Operating Partnership has filed a tender offer statement, dated April 9, 2009, as amended, the Schedule TO, with the SEC. The Prospectus and the Schedule TO contain important information about the exchange offer and related matters. Investors and security holders are urged to read the Prospectus, Schedule TO and any other relevant documents filed with the SEC when they become available, before making any investment decision. None of the Company, the board of directors of the Company, the Operating Partnership, the board of trustees of the general partner of the Operating Partnership, the exchange agent, the information agent or the dealer managers has made a recommendation to any holder, and each is remaining neutral as to whether holders should participate in the Exchange Offer.

The Prospectus and Schedule TO and any other relevant documents filed with the SEC can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge upon written or oral request to the Company at Tanger Factory Outlet Centers, Inc., 3200 Northline Avenue, Suite 360, Greensboro, North Carolina 27408, Attn: Corporate Secretary., or by calling the Investor Relations Department at (336) 834-6863, or at our website at www.tangeroutlet.com. These documents can also be obtained free of charge from the information agent for the exchange offer:

Global Bondholder Services Corporation

65 Broadway – Suite 723

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free: (866) 387-1500